STAR GAS PARTNERS, L.P.

2187 Atlantic Street

Stamford, CT 06902

203-328-7310

September 18, 2007

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Yong Kim

Mail Stop 3561

Re:	Star Gas Partners, L.P.

File No. 1-14129

Star Gas Finance Company

File No. 333-103873-01

Form 10-K for the Fiscal Year Ended September 30, 2006

Filed January 17, 2007

Form 10-Q for the Quarterly Period Ended June 30, 2007

Filed August 9, 2007

Ladies and Gentlemen:

On behalf of Star Gas Partners, L.P., a Delaware limited partnership (the “Partnership”), we have set forth below the Partnership’s responses to the Staff’s comment letter dated September 12, 2007 with respect to the Partnership’s Form 10-K for the fiscal year ended September 30, 2006 and Form 10-Q for the quarterly period ended June 30, 2007. The Staff’s comments have been reproduced (in bold) below and are immediately followed by the Partnership’s responses thereto.

Form 10-K for the Fiscal Year Ended September 30, 2006

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18

Results of Operations, page 20

Costs of Installations and Service, page 22

1.	In future filings, please discuss the gross margin percentage for installations and services sales or disclose the percentage of cost of installations and service to installations and service sales. Based on your installations and service sales line item and your costs of installations and service line item presented in your statement of operations, it appears that you are experiencing a negative gross margin trend during the last two fiscal years. Please expand your results of operations to discuss the reasons for this trend.

The Partnership will comply with the Staff’s comment in future filings.

Form 10-Q for the Quarterly Period Ended June 30, 2007

Controls and Procedures, page 26

2.	We note that your General Partner’s principal executive officer and its principal financial officer concluded that disclosure controls and procedures were effective as of June 30, 2007 to ensure that the information required to be disclosed by the Partnership in reports filed under the Securities and Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms. In future filings, please revise to disclose, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your General Partner’s principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e). Please ensure you revise all future periodic reports, including your annual report on Form 10-K accordingly.

The Partnership will comply with the Staff’s comment in future periodic reports, including the Partnership’s annual report on Form 10-K.

On behalf of the Partnership we hereby acknowledge the following:

•	the Partnership is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Partnership may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the responses, please do not hesitate to contact the undersigned at 203-328-7313.

Very truly yours,

STAR GAS PARTNERS, L.P.
By:	Kestrel Heat LLC, (General Partner)

By:	/s/ Richard Ambury
Richard Ambury,
Chief Financial Officer